UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Novatel Wireless, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

66987M604

(CUSIP Number)

Bruce A. Karsh

333 South Grand Ave., Suite 2800

Los Angeles, California 90071

213-830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66987M604

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Bruce A. Karsh
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,264,945
	8.	Shared voting power 1,326,000
	9.	Sole dispositive power 3,264,945
	10.	Shared dispositive power 1,326,000
11.	Aggregate amount beneficially owned by each reporting person 4,590,945
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.9%
14.	Type of reporting person (see instructions) IN

CUSIP No. 66987M604

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) The Karsh Family Foundation
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,326,000
	8.	Shared voting power 0
	9.	Sole dispositive power 1,326,000
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,326,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.9%
14.	Type of reporting person (see instructions) OO

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on June 2, 2014 and amended on August 14, 2014 and January 26, 2015 (together, this “Schedule 13D”), by Bruce A. Karsh and The Karsh Family Foundation (the “Foundation” and together with Mr. Karsh, the “Reporting Persons”), with respect to the Common Stock, $0.001 par value per share (the “Common Stock”) of Novatel Wireless, Inc. (the “Company”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

Since the filing of Amendment No. 2 to this Schedule 13D on January 26, 2015, Mr. Karsh purchased on February 24, 2015 a total of 586,095 shares (the “HC2 Shares”) of the Company’s Common Stock (“Shares”) and a warrant to purchase an additional 293,047 Shares at an exercise price of $2.26 per Share (the “Warrant” and, together with the HC2 Shares, the “Securities”) with personal funds from HC2 Holdings 2, Inc. (“HC2”) in a private transaction for an aggregate purchase price of approximately $1,025,666, or approximately $1.75 per Share plus, in each case, the related Warrant. Also, since the filing of Amendment No. 2 to this Schedule 13D, Mr. Karsh has gifted 500,000 Shares to the Foundation, and the Foundation has sold 325,000 Shares in the open market for aggregate proceeds of approximately $1,629,607.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended to add the following:

(a) See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of Shares and the percentage of the Company’s Common Stock owned by the Reporting Persons. In accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, the percentage for Mr. Karsh is based upon the 45,902,747 Shares that the Company has informed the Reporting Persons were outstanding as of February 4, 2015, plus the 293,047 Shares underlying the Warrant. The percentage for the Foundation is based upon the 45,902,747 outstanding Shares.

(b) See items 7 through 10 on the cover pages to this Schedule 13D.

(c) The information disclosed in Item 3 with respect to Mr. Karsh’s transaction with HC2 is incorporated herein by reference.

The Foundation made the following open market sales of Shares since the filing of Amendment No. 2 to this Schedule 13D on January 26, 2015:

Date	Number of Shares Sold	Price Per Share
2/23/2015	12,000	$5.0083
2/20/2015	313,000	$5.0144

In addition, on February 23, 2015, Mr. Karsh gifted 500,000 Shares to the Foundation.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The information disclosed in Item 3 with respect to Mr. Karsh’s transaction with HC2 is incorporated herein by reference.

The Warrant is being acquired by Mr. Karsh in accordance with Section 7 of the warrant that the Company issued to HC2 on September 8, 2015 (the “Original Warrant”). The terms of the Warrant are substantially similar to the terms of the Original Warrant, which is filed as an Exhibit hereto and is incorporated herein by reference.

In connection with the purchase of the Securities, Mr. Karsh assumed HC2’s rights and obligations with respect to the Securities under the Investors’ Rights Agreement that HC2 entered into with the Company on September 8, 2014 (the “Investors’ Rights Agreement”), except for HC2’s rights under Section 2 of the Investors’ Rights Agreement (which relate to board representation rights).

The Investors’ Rights Agreement provides for, among other things, certain demand and “piggy back” registration rights with respect to the HC2 Shares and the Shares underlying the Warrant. Under the Investors’ Rights Agreement, holders of the majority of the Shares covered by the Investors’ Rights Agreement may cause the Company to register certain Registrable Securities (as defined in the Investors’ Rights Agreement) under the Securities Act of 1933, as amended (the “Securities Act”), and holders of at least 25% of the Shares covered by the Investors’ Rights Agreement may demand that the Company assist in an offering under the Securities Act of all or a portion of the outstanding Registrable Securities, so long as the anticipated aggregate offering price of the securities to be offered is at least $10 million (or such lesser amount representing all remaining Registrable Securities).

The Investors’ Rights Agreement also provides that if the Company decides to register Shares for its own account or the account of any of its stockholders, Mr. Karsh may require the Company to include all or a portion of the HC2 Shares acquired by him or the Shares underlying the Warrant in the registration and, to the extent the registration is in connection with an underwritten public offering, to have such securities included in the offering.

The foregoing is a summary of the material terms of the Investors’ Rights Agreement and is qualified in its entirety by reference to the Investors’ Rights Agreement, which is filed as an Exhibit hereto, and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated June 2, 2014 (previously filed as Exhibit 99.1 to the original Schedule 13D filed on June 2, 2014, and incorporated herein by reference).

Exhibit 99.2	Warrant to Purchase Common Stock issued to HC2, dated September 8, 2014 (previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 8, 2014 and incorporated herein by reference).

Exhibit 99.3	Investors’ Rights Agreement, dated September 8, 2014, by and between the Company and HC2 (previously filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on September 8, 2014 and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 26, 2015	/s/ Bruce A. Karsh
Bruce A. Karsh

The Karsh Family Foundation

		By:	/s/ Bruce A. Karsh
Bruce A. Karsh
Authorized Signatory